UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

CRAWFORD & COMPANY
(Name of Issuer)

Class B Common Stock, $1.00 Par Value
(Title of Class of Securities)

224633107
(CUSIP Number)

David Nierenberg
The D3 Family Funds
19605 NE 8th Street
Camas, WA  98607
(360) 604-8600

With a copy to:

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
500 Fifth Avenue
New York, NY 10110
(212) 986-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 22, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

1	NAME OF REPORTING PERSONS The D3 Family Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 484,103
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 484,103
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 484,103
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS The D3 Family Bulldog Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 990,139
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 990,139
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 990,139
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Benedict Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 39,624
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,624
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,624
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than1%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Haredale Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 50,159
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,159
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,159
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS Nierenberg Investment Management Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,564,025
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,564,025
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,564,025
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS David Nierenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,564,025
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,564,025
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,564,025
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (this “Amendment No. 1). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 1.                            Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:
“This Schedule 13D (the “Schedule 13D”) is being filed with respect to the shares of Class B common stock (the “Shares”) of Crawford and Co. a Georgia corporation (“the “Company” or the “Issuer”). The address of the principal executive office of the Company is 5355 Triangle Parkway, Peachtree Corners, Georgia 30092-6500.”
Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The total amount of funds used by the Reporting Persons to make all purchases of Shares beneficially owned by the Reporting Persons, as reported in Item 5(a,b) was approximately $12,902,927. The source of funds for purchases of Shares by each of the Reporting Persons is the working capital of the applicable D3 Family Fund and the Managed Account.”
Item 4.  Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended to add the following:

“We have continued buying Crawford’s Series B shares because we believe that they are extremely under-valued and because we believe that the company’s new generation of executive leadership could close the gap between Crawford’s intrinsic and market value.

After the Crawford family, we are the largest series B shareholder, with an ownership stake today of 6.9%.

For that reason, plus two others discussed below, on December 23 we renewed our request to Crawford’s board chair that the board invite David Nierenberg to join the board in early 2021.  This request is now before the board’s governance committee.

Crawford denied our October request, claiming that the board had no open slots, because 11 positions were already filled.

Therefore we repeated our request on December 23, this time we hope with more persuasive reasons:

1.	Since peaking in 1997 at $22.88, Crawford’s share price declined through 2002 to only $7-8. With a few exceptions, its share price has traded sideways for 18 years.
2.
We recognize that accomplished directors serve on Crawford’s board today.  We note, however, that there is not a single large non-family shareholder on the board.  We believe that we, as the largest non-family Series B shareholder, could bring the constructive urgency and a fresh look which comes with having serious skin in the game.  Moreover, proxy advisors and other governance experts would observe that five of Crawford’s 11 directors are not independent and that two directors have served for over a decade.

3.
The combination of Crawford’s prolonged share price stagnation and a board whose composition is independent by only one vote persuades us, as governance practitioners, that Crawford could benefit from the catalytic addition of its largest outside Series B shareholder, who brings decades of board and business improvement experience.  David Nierenberg has 42 years of such experience, a considerable portion of that helping financial services companies, and almost 200 “person years” of experience on the boards and board committees of public and private companies, government agencies, and not-for-profit organizations.  Among them, he serves on the Washington State Investment Board; the board of the Ira Millstein Center for Global Markets and Corporate Ownership at Columbia Law School, which he has chaired for the past three years; and proxy advisor Glass-Lewis’ Research Advisory Council, which he has chaired for the past three years.  Nierenberg now has capacity to join another public board after the successful outcome at Rosetta Stone (RST), where he served five years on the board.

We already have spoken with several large Series B shareholders and will begin speaking with others in the New Year.  In addition, we plan to present our case to the nation’s two largest proxy advisors.  Nevertheless, we recognize that because the Crawford family owns over 57% of the Series B shares, we can only join the board with their support.  Both Crawford’s serve on the governance committee.  Jesse C. Crawford has been extremely successful in his other business ventures and we believe that he has been a diligent and well-informed corporate director.  In our many years of board service we have learned that most directors care about their reputations and genuinely want to do the right thing.  Therefore we are hopeful that David Nierenberg might be appointed to Crawford’s board, to help the family, the company, and the other stakeholders improve the value of the company.”

Item 5.  Interest in Securities of the Issuer.

Subsections (a) through (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

“(a)            The aggregate percentage of Shares reported owned by each person named herein is based upon 22,510,144 Shares outstanding as of October 26, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2020.
As of the close of business on the date hereof, the Family Fund individually beneficially owned 484,103 Shares, constituting approximately 2.2% of all of the outstanding Shares.
As of the close of business on the date hereof, the Bulldog Fund individually beneficially owned 990,139 Shares, constituting approximately 4.4% of all of the outstanding Shares.

As of the close of business on the date hereof, the Benedict Value Fund individually beneficially owned 39,624 Shares, constituting approximately less than 1% of all of the outstanding Shares.
As of the close of business on the date hereof, the Managed Account individually beneficially owned 50,159 Shares, constituting less than 1% of all of the outstanding Shares.
By virtue of its relationships with each of the D3 Family Funds and the Managed Account discussed in further detail in Item 2, NIMCO may be deemed to be the beneficial owner of the 1,564,025 Shares, beneficially owned in the aggregate by the D3 Family Funds and the Managed Account, constituting approximately 6.9% of all of the outstanding Shares.
By virtue of his relationship with NIMCO discussed in further detail in Item 2, Mr. Nierenberg may be deemed to be the beneficial owner of the 1,564,025 Shares beneficially owned by NIMCO, constituting approximately 6.9% of all of the outstanding Shares.
The Reporting Persons, in the aggregate, beneficially own 1,564,025 Shares, constituting approximately 6.9% of the outstanding Shares.
(b)            The Family Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 484,103 Shares held by the Family Fund.
The Bulldog Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 990,139 Shares held by the Bulldog Fund.
The Benedict Value Fund and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 39,624 Shares held by the Benedict Value Fund.
The Managed Account and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 50,159 Shares held by the Managed Account.
Item 5(c) is hereby amended and restated to read as follows:
(c)            Since our last filing, the following purchases of Shares were made by the Reporting Persons in open market transactions:

Fund	Transaction Date	Shares Bought	Price
D3 Family Fund LP	11/2/2020	1,401	6.52
D3 Family Bulldog Fund LP	11/2/2020	2,673	6.52
Haredale Ltd	11/2/2020	134	6.52
D3 Family Fund LP	11/3/2020	1,251	7.25
D3 Family Bulldog Fund LP	11/3/2020	2,386	7.25
Haredale Ltd	11/3/2020	120	7.25
D3 Family Fund LP	11/4/2020	3,432	7.16
D3 Family Bulldog Fund LP	11/4/2020	6,541	7.16
Haredale Ltd	11/4/2020	327	7.16
D3 Family Fund LP	11/5/2020	519	7.09
D3 Family Bulldog Fund LP	11/5/2020	989	7.09
Haredale Ltd	11/5/2020	49	7.09
D3 Family Fund LP	11/6/2020	1,153	7.25
D3 Family Bulldog Fund LP	11/6/2020	2,199	7.25
Haredale Ltd	11/6/2020	111	7.25
D3 Family Bulldog Fund LP	11/20/2020	8	7.25
D3 Family Bulldog Fund LP	11/25/2020	2,067	7.25
Haredale Ltd	11/25/2020	152	7.25
D3 Family Fund LP	11/27/2020	1,907	7.25
D3 Family Bulldog Fund LP	11/27/2020	28,304	7.25
D3 Family Fund LP	11/30/2020	1,182	7.25
D3 Family Bulldog Fund LP	11/30/2020	9,052	7.25
D3 Family Bulldog Fund LP	12/1/2020	1,183	7.25
Haredale Ltd	12/1/2020	398	7.25
D3 Family Bulldog Fund LP	12/2/2020	3,493	7.25
Haredale Ltd	12/2/2020	886	7.25
D3 Family Bulldog Fund LP	12/3/2020	95	7.25
Haredale Ltd	12/3/2020	23	7.25
D3 Family Fund LP	12/16/2020	2,650	7.80
D3 Family Bulldog Fund LP	12/16/2020	27,582	7.80
Haredale Ltd	12/16/2020	2,648	7.80
D3 Family Fund LP	12/17/2020	1,546	7.93
D3 Family Bulldog Fund LP	12/17/2020	3,161	7.93
Haredale Ltd	12/17/2020	160	7.93
D3 Family Fund LP	12/18/2020	3,218	8.03
D3 Family Bulldog Fund LP	12/18/2020	6,581	8.03
Haredale Ltd	12/18/2020	334	8.03
D3 Family Fund LP	12/21/2020	3,145	7.95
D3 Family Bulldog Fund LP	12/21/2020	6,433	7.95
Haredale Ltd	12/21/2020	326	7.95
D3 Family Fund LP	12/22/2020	36,916	8.10
D3 Family Bulldog Fund LP	12/22/2020	75,504	8.10
Haredale Ltd	12/22/2020	3,824	8.10”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

D3 Family Fund, L.P., D3 Family Bulldog Fund, L.P., Benedict Value Fund, L.P.

	By:	Nierenberg Investment Management Company, Inc.

	Its:	General Partner

December 28, 2020	By:	/s/ David Nierenberg
David Nierenberg, President

Haredale Ltd.

	By:	Nierenberg Investment Management Company, Inc.

	Its:	Investment Manager

December 28, 2020	By:	/s/ David Nierenberg
David Nierenberg, President

Nierenberg Investment Management Company, Inc.

December 28, 2020	By:	/s/ David Nierenberg
David Nierenberg, President

December 28, 2020	/s/ David Nierenberg
David Nierenberg